C.I. Fund Management Inc.

Michael J. Killeen
Senior Vice-President,
General Counsel and Corporate Secretary

02055258

CI Place
151 Yonge Street, Eleventh Floor
Toronto, Ontario M5C 2W7
Telephone: 416-681-6507
Facsimile: 416-365-0501
E-mail: mkilleen@cifunds.com

SUPPL

October 1, 2002

United States Securities
and Exchange Commission
Washington, D.C. 20549

SEC MAIL PROCESSING RECEIVED OCT 07 2002 WASH, D.C. 180 SECTION

Dear Sirs:

Re: C.I. Fund Management Inc. (the "Company")
Rule 12g3-2(b) under the Securities Exchange Act of 1934
Your File No. 82-4994

The Company is on the SEC's list of foreign private issuers that claim exemption pursuant to Rule 12g3-2(b), pursuant to which we hereby furnish the enclosed documentation duly marked with the requisite SEC file number.

If you have any questions or comments, please contact the undersigned.

Yours truly,

C.I. FUND MANAGEMENT INC.

Michael J. Killeen
Senior Vice-President,
General Counsel and Corporate Secretary

PROCESSED
OCT 23 2002
THOMSON
FINANCIAL

MJK/cc
Encls.

c: Chris von Boetticher (w/encls.)

j:\mjk\ltrs\sec-ltr.doc

CI Funds

82-4994

CI Funds

FOR IMMEDIATE RELEASE **TSE Symbol: CIX**

CI Funds announces successful integration of Spectrum Investments

TORONTO (September 3, 2002) – CI Mutual Funds Inc. ("CI") announced today that it has successfully integrated the back-office operations of CI and Spectrum Investments, giving investors easier access to the industry's broadest selection of funds.

Over the Labour Day weekend, CI converted the Spectrum unitholder accounts to the CI record-keeping system. As a result, CI and Spectrum unitholders can now switch freely among funds within the two families, dramatically expanding their choices of funds and portfolio managers.

In addition, the administration and client services departments of the two companies, which had been operating on separate systems, have now been combined. Financial advisers and investors in both CI and Spectrum funds will receive service by contacting CI Client Services (1-800-563-5181 or service@cifunds.com).

"This means that Spectrum has been integrated into CI less than six weeks after the acquisition closed," said Peter W. Anderson, President of CI.

"This is a key step in our efforts to build a stronger fund company with the industry's best selection of funds and portfolio managers across every investment category. The integration also will reduce the operating expenses of the funds, to the benefit of unitholders."

The changes also set the stage for the merger of a number of Spectrum and CI funds. CI expects to announce, within a few weeks, a proposal to merge funds with similar mandates as part of its plan to streamline its combined fund lineup.

On July 25, 2002, CI's parent company, C.I. Fund Management Inc., completed the acquisition of Spectrum Investment Management Limited, Clarica Diversico Ltd., and the segregated fund businesses of Clarica Life Insurance Company and Sun Life Financial Services of Canada Inc. CI expects to integrate the operations of the Clarica funds later this year.

C.I. Fund Management Inc. is an independent, Canadian-owned investment management company with approximately $35 billion in fee-earning assets as of August 31, 2002. It has the industry's broadest selection of investment funds, including mutual funds, industry-specific funds, 100% RSP-eligible funds, multi-manager funds, segregated funds and hedge funds.

-30-

For further information, contact:
Peter W. Anderson
President
CI Mutual Funds Inc.
Tel.: 416-364-1145

Pour diffusion immédiate **Symbole TSX : CIX**

Fonds CI annonce l'intégration réussie de Placements Spectrum

TORONTO (le 3 septembre 2002) – CI Mutual Funds Inc. (« CI ») a annoncé aujourd'hui l'intégration réussie des services administratifs de CI et de Placements Spectrum, donnant ainsi un accès plus facile aux investisseurs à la plus grande sélection de fonds de l'industrie.

Au cours de la fin de semaine de la fête du Travail, CI a converti les comptes des clients Spectrum sur la plate-forme informatique de CI. En conséquence, les porteurs de parts CI et Spectrum peuvent maintenant transférer librement leurs avoirs parmi les deux familles de fonds; ce qui élargit grandement leurs choix de fonds et de gestionnaires de portefeuilles.

En outre, l'administration et les services à la clientèle des deux sociétés, qui opéraient sur des plates-formes séparées, ont maintenant fusionné. Les conseillers financiers et les investisseurs à la fois de CI et de Spectrum bénéficieront de services en communiquant avec le Service à la clientèle CI (1 800-668-3528 ou servicefrancais@cifunds.com).

« Ceci signifie que la société Spectrum a été intégrée à CI moins de six semaines après la clôture de l'acquisition », a déclaré Peter W. Anderson, président de CI.

« C'est une étape clé de nos efforts visant à construire une société de fonds plus solide offrant la meilleure sélection de fonds et les meilleurs gestionnaires de portefeuilles sur toutes les catégories de placements de l'industrie. L'intégration nous permettra aussi de réduire les frais d'exploitation des fonds, et ceci au bénéfice des porteurs de parts ».

Les changements plantent également le décor de la fusion d'un certain nombre de fonds Spectrum et CI. CI prévoie d'annoncer, dans les prochaines semaines, une proposition de fusion de fonds ayant des mandats similaires pour rationaliser sa gamme de fonds.

Le 25 juillet 2002, la société mère de CI, C.I. Fund Management Inc., a clôturé l'acquisition de Gestion de Placements Spectrum ltée, de Clarica Diversico ltée et des activités de fonds distincts de la compagnie d'assurance Clarica et des Services Financiers de la Sun Life du Canada Inc. CI prévoie d'intégrer l'exploitation des fonds Clarica plus tard dans l'année.

C.I. Fund Management est une société de gestion de placements indépendante, sous contrôle canadien, qui gérait environ 35 milliards d'actifs rapportant des commissions au 31 août 2002. Elle offre le plus vaste choix de fonds de placement de la profession, y compris des fonds communs, des fonds spécifiques à un secteur d'activité, des fonds 100 % admissibles aux REER, des fonds multi-gestionnaires, des fonds distincts et des fonds de couverture.

-30-

Pour de plus amples renseignements, communiquez avec :
Peter W. Anderson
Président,
CI Mutual Funds Inc.
Tél : 416-364-1145

82-4994

CI Funds

FOR IMMEDIATE RELEASE **TSE Symbol: CIX**

CI Funds announces fund manager and name changes

TORONTO (September 3, 2002) – CI Mutual Funds Inc. ("CI") today announced a number of portfolio management and fund name changes as part of its ongoing plan to simplify and strengthen its fund lineup.

The changes follow the acquisition of Spectrum Investment Management Limited, Clarica Diversico Ltd., and the segregated fund businesses of Clarica Life Insurance Company and Sun Life Financial Services of Canada Inc. by CI's parent company, C.I. Fund Management Inc., on July 25, 2002.

"We now have the opportunity to take advantage of many efficiencies, including streamlining our fund manager lineup," said Peter W. Anderson, CI President. "The result is the industry's broadest selection of funds with the best available portfolio managers representing a variety of investment approaches and mandates."

The advisers who will manage additional funds include such respected money managers as Gerald Coleman, lead manager of CI's Harbour Funds; Eric Bushell, Chief Investment Officer of CI's Signature Funds; Kim Shannon of Sionna Investment Managers Inc.*; William Sterling of CI Global Advisors LLP; William Priest of Steinberg Priest & Sloane Capital Management, LLC; Nandu Narayanan of Trident Investment Management, LLC; Bob Tattersall of Howson Tattersall Investment Counsel Limited; and Jeffrey Herold of J. Zechner Associates Inc.

Investors should note that Kim Shannon is continuing as lead manager of CI Canadian Investment Fund (formerly Spectrum Canadian Investment Fund) through her own newly formed investment counselling firm, Sionna Investment Managers*.

The fund name changes reflect the fact that CI eventually will be discontinuing its use of the Spectrum name. The portfolio manager and name changes also set the stage for fund mergers, which CI expects to announce within a few weeks.

The fund name changes and all but two of the portfolio management changes were effective August 28, 2002. The management of CI American Value Fund (formerly Spectrum American Value Fund) and CI Asian Dynasty Fund (formerly Spectrum Asian Dynasty Fund) will change on October 1, 2002. Portfolio manager and name changes also apply to all 100% RSP-eligible and Sector Fund versions of these funds, where applicable.

The portfolio manager changes are as follows:

Fund Name	Previous Adviser	New Adviser
Canadian Equity		
Spectrum Canadian Investment Fund	Mercury Asset Management Canada	Sionna Investment Managers Inc.* (Kim Shannon)
Spectrum Canadian Equity Fund	McLean Budden Limited	Sionna Investment Managers Inc.* (Kim Shannon)
Spectrum Canadian Growth Fund	Howson Tattersall Investment Counsel Limited, Mulvihill Capital Management Inc., Mercury Asset Management Canada	Howson Tattersall Investment Counsel Limited (Bob Tattersall)
Spectrum Canadian Small-Mid Cap Fund	Mulvihill Capital Management Inc.	Howson Tattersall Investment Counsel Limited (Bob Tattersall)
Spectrum Canadian Resource Fund	Mercury Asset Management Canada	CI Mutual Funds Inc. (Robert Lyon)
Global Equity		
Spectrum Global Growth Fund	Mercury Asset Management Canada	Steinberg Priest & Sloane Capital Management, LLC (William Priest)
Spectrum Global Diversified Fund	Mercury Asset Management Canada	CI Global Advisors LLP (William Sterling)
Signature Global Small Companies Fund	CI Mutual Funds Inc.	Steinberg Priest & Sloane Capital Management, LLC (William Priest)
American Equity		
Signature American Small Companies Fund	CI Mutual Funds Inc.	Steinberg Priest & Sloane Capital Management, LLC (William Priest)
Spectrum American Value Fund	MFS Institutional Advisors, Inc.	Steinberg Priest & Sloane Capital Management, LLC (William Priest)
Spectrum Optimax USA Fund	Weiss, Peck & Greer	Steinberg Priest & Sloane Capital Management, LLC (William Priest)
Canadian Balanced		
Spectrum Asset Allocation Fund	AMI Partners Inc.	Sionna Investment Managers Inc.* (Kim Shannon)
Spectrum Diversified Fund	McLean Budden Limited	CI Mutual Funds Inc. (Gerry Coleman)
Clarica Canadian Diversified Fund	McLean Budden Limited	CI Mutual Funds Inc. (Eric Bushell)
Clarica Diversifund 40	McLean Budden Limited	CI Mutual Funds Inc. (Eric Bushell)
Regional Equity		
Spectrum European Growth Fund	Mercury Asset Management Canada	MFS Institutional Advisors, Inc.

Spectrum Asian Dynasty Fund	MFS Institutional Advisors, Inc.	Trident Investment Management, LLC (Nandu Narayanan)
Spectrum Emerging Markets Fund	Mercury Asset Management Canada	Trident Investment Management, LLC (Nandu Narayanan)
Income		
Spectrum Dividend Fund	McLean Budden Limited	CI Mutual Fund Inc. (Eric Bushell)
Spectrum Canadian Money Market Fund	McLean Budden Limited	CI Mutual Funds Inc.
Spectrum US Dollar Money Market Fund	McLean Budden Limited	CI Mutual Funds Inc.
Spectrum Savings Fund	McLean Budden Limited	CI Mutual Funds Inc.
Spectrum Short-Term Bond Fund	McLean Budden Limited	J. Zechner Associates Inc. (Jeffrey Herold)
Spectrum Mid-Term Bond Fund	McLean Budden Limited	J. Zechner Associates Inc. (Jeffrey Herold)
Spectrum Long-Term Bond Fund	McLean Budden Limited	J. Zechner Associates Inc. (Jeffrey Herold)
Spectrum RRSP International Bond Fund	McLean Budden Limited	CI Global Advisors LLP (William Sterling)
Spectrum Global Bond Fund	Mercury Asset Management Canada	CI Global Advisors LLP (William Sterling)

** Pending regulatory approval of Sionna, Ms. Shannon will be employed directly by CI.*

The fund name changes are as follows:

Previous Fund Name	New Fund Name
Canadian Equity	
Spectrum Canadian Investment Fund	CI Canadian Investment Fund
Spectrum Canadian Growth Fund	CI Canadian Small Cap Fund
Spectrum Canadian Stock Fund	CI Canadian Stock Fund
Spectrum Canadian Equity Fund	CI Canadian Equity Fund
Global Equity	
Spectrum Global Equity Fund	CI World Equity Fund
Spectrum TACTONICS Fund	CI TACTONICS Fund
Signature Global Small Companies Fund	CI Global Small Companies Fund
CI Global Equity RSP Fund	CI Global RSP Fund
American Equity	
Spectrum American Value Fund	CI American Value Fund
Spectrum American Growth Fund	CI American Growth Fund
Signature American Small Companies Fund	CI American Small Companies Fund
Canadian Balanced	
Spectrum Asset Allocation Fund	CI Canadian Asset Allocation Fund
Spectrum Diversified Fund	CI Diversified Fund
Regional Equity	
Spectrum European Growth Fund	CI European Growth Fund
Spectrum Asian Dynasty Fund	CI Asian Dynasty Fund

Income	
Spectrum Dividend Fund	CI Dividend Fund
Spectrum Short-Term Bond Fund	CI Short-Term Bond Fund
Spectrum Mid-Term Bond Fund	CI Mid-Term Bond Fund
Spectrum Long-Term Bond Fund	CI Long-Term Bond Fund
Spectrum RRSP International Bond Fund	CI International Bond RSP Fund
CI World Bond Fund	CI Global Bond Fund
CI Canadian Income Fund	Signature Canadian Income Fund
Canadian Portfolios	
Spectrum Canadian Conservative Portfolio	CI Canadian Conservative Portfolio
Spectrum Canadian Balanced Portfolio	CI Canadian Balanced Portfolio
Spectrum Canadian Growth Portfolio	CI Canadian Growth Portfolio
Spectrum Canadian Maximum Growth Portfolio	CI Canadian Maximum Growth Portfolio
Spectrum Canadian Income Portfolio	CI Canadian Income Portfolio
Global Portfolios	
CI Conservative Portfolio	CI Global Conservative Portfolio
CI Balanced Portfolio	CI Global Balanced Portfolio
CI Growth Portfolio	CI Global Growth Portfolio
CI Maximum Growth Portfolio	CI Global Maximum Growth Portfolio

CI is a wholly owned subsidiary of C.I. Fund Management Inc., an independent, Canadian-owned investment management company with approximately $35 billion in fee-earning assets as of August 31, 2002. It has the industry's broadest selection of investment funds, including mutual funds, industry-specific funds, 100% RSP-eligible funds, multi-manager funds, segregated funds and hedge funds.

-30-

For further information, contact:
Peter W. Anderson
President
CI Mutual Funds Inc.
Tel.: 416-364-1145

Pour diffusion immédiate **Symbole TSX : CIX**

Fonds CI annonce des changements de gestionnaires et de désignations de fonds

TORONTO (le 3 septembre 2002) – CI Mutual Funds Inc. (« CI ») a annoncé aujourd'hui un certain nombre de changements portant sur la gestion des portefeuilles et la désignation des fonds qui font partie de son projet de simplification et de renforcement de sa gamme de fonds.

Ces changements font suite à l'acquisition de Gestion de Placements Spectrum ltée, Clarica Diversico ltée, et des activités de fonds distincts de la compagnie d'assurance Clarica Vie et des Services financiers Sun Life du Canada, par la société mère de CI, C.I. Fund Management Inc., le 25 juillet 2002.

« Nous avons maintenant l'occasion de tirer parti de nombreuses capacités d'augmenter notre productivité, y compris la rationalisation de notre gamme de gestionnaire de fonds », a déclaré Peter W. Anderson, président de CI. « Il en découle que nous avons le plus grand choix de fonds, avec les meilleurs gestionnaires de portefeuilles disponibles et représentant une variété de styles et de mandats de placements, de l'industrie.

Les conseillers qui gèreront les fonds supplémentaires comprennent des gestionnaires de portefeuilles respectés tels que Gerald Coleman, gestionnaire principal des Fonds Harbour CI; Eric Bushell, directeur des placements des Fonds Signature CI; Kim Shannon de Sionna Gestionnaires de placements Inc.*; William Sterling de CI Global Advisors s.r.l.; William Priest de Steinberg Priest & Sloane Gestion de capitaux s.r.l.; Nandu Narayanan de Trident Gestion de placements s.r.l.; Bob Tattersall de Howson Tattersall Conseillers en placements ltée; et Jeffrey Herold de J. Zechner Associates Inc.

Les investisseurs devront remarquer que Kim Shannon demeure la gestionnaire principale du Fonds de placements canadiens CI (anciennement Fonds Placements canadiens Spectrum) par l'intermédiaire de sa nouvelle société de conseils en placements, Sionna Gestionnaires de placements Inc*.

Les changements de désignation des fonds reflètent le fait que, dans le futur, CI cessera d'utiliser le nom Spectrum. Les changements de gestionnaires de portefeuilles et de désignations donneront lieu à des fusions de fonds, que CI espère annoncer dans les prochaines semaines.

Les changements de désignations de tous les fonds et tous les changements de gestionnaires de portefeuilles, sauf deux, sont entrés en vigueur le 28 août 2002. Les changements de gestionnaires du Fonds de valeur américaine CI (anciennement Fonds Titres valeurs américaines Spectrum) et du Fonds Dynastie asiatique CI (anciennement Fonds Dynastie asiatique Spectrum) entreront en vigueur le 1er octobre 2002. Les changements de gestionnaires et de désignations des fonds s'appliqueront également à toutes les versions 100 % admissibles aux REER et Secteur de ces fonds, le cas échéant.

Les changements de gestionnaires de portefeuilles sont les suivants :

Nom du Fonds	Ancien conseiller	Nouveau conseiller
Actions canadiennes		
Fonds Placements canadiens Spectrum	Gestion d'actifs Mercury Canada	Sionna Gestionnaires de placements Inc.* (Kim Shannon)
Fonds Actions canadiennes Spectrum	McLean Budden ltée	Sionna Gestionnaires de placements Inc.* (Kim Shannon)
Fonds Titres de croissance canadiens Spectrum	Howson Tattersall Conseillers en placements ltée, Mulvihill Gestion de capitaux Inc., Gestion d'actifs Mercury Canada	Howson Tattersall Conseillers en placements ltée (Bob Tattersall)
Fonds PME canadiennes Spectrum	Mulvihill Gestion de capitaux Inc.	Howson Tattersall Conseillers en placements ltée (Bob Tattersall)
Fonds Ressources canadiennes Spectrum	Gestion d'actifs Mercury Canada	CI Mutual Funds Inc. (Robert Lyon)
Actions mondiales		
Fonds Titres de croissance internationaux Spectrum	Gestion d'actifs Mercury Canada	Steinberg Priest Gestion de capitaux s.r.l. (William Priest)
Fonds Placements internationaux diversifiés Spectrum	Gestion d'actifs Mercury Canada	CI Global Advisors s.r.l. (William Sterling)
Fonds mondial petites sociétés Signature	CI Mutual Funds Inc.	Steinberg Priest Gestion de capitaux s.r.l. (William Priest)
Actions américaines		
Fonds américain petites sociétés Signature	CI Mutual Funds Inc.	Steinberg Priest Gestion de capitaux s.r.l. (William Priest)
Fonds Titres valeur américains Spectrum	MFS Institutional Advisors, Inc.	Steinberg Priest Gestion de capitaux s.r.l. (William Priest)
Fonds Optimax USA	Weiss, Peck & Greer	Steinberg Priest Gestion de capitaux s.r.l. (William Priest)
Fonds canadiens équilibrés		
Fonds Répartition stratégique Spectrum	AMI Partners Inc.	Sionna Gestionnaires de placements Inc.* (Kim Shannon)
Fonds Placements diversifiés Spectrum	McLean Budden ltée	CI Mutual Funds Inc. (Gerry Coleman)
Fonds diversifié canadien Clarica	McLean Budden ltée	CI Mutual Funds Inc. (Eric Bushell)
Diversifonds Clarica 40	McLean Budden ltée	CI Mutual Funds Inc. (Eric Bushell)
Actions régionales		
Fonds Titres de croissance européens Spectrum	Gestion d'actifs Mercury Canada	MFS Institutional Advisors Inc.
Fonds Dynastie asiatique Spectrum	MFS Institutional Advisors Inc.	Trident Gestion de placements s.r.l. (Nandu Narayanan)
Fonds Marchés prometteurs	Gestion d'actifs Mercury	Trident Gestion de placements s.r.l.

Spectrum	Canada	(Nandu Narayanan)
Revenu		
Fonds Dividendes Spectrum	McLean Budden ltée	CI Mutual Funds Inc. (Eric Bushell)
Fonds Marché monétaire canadien Spectrum	McLean Budden ltée	CI Mutual Funds Inc.
Fonds Marché monétaire dollars US Spectrum	McLean Budden ltée	CI Mutual Funds Inc.
Fonds Épargne Spectrum	McLean Budden ltée	CI Mutual Funds Inc.
Fonds Obligations à court terme Spectrum	McLean Budden ltée	J. Zechner Associates Inc. (Jeffrey Herold)
Fonds Obligations à moyen terme Spectrum	McLean Budden ltée	J. Zechner Associates Inc. (Jeffrey Herold)
Fonds Obligations à long terme Spectrum	McLean Budden ltée	J. Zechner Associates Inc. (Jeffrey Herold)
Fonds REER Obligations internationales Spectrum	McLean Budden ltée	CI Global Advisors s.r.l. (William Sterling)
Fonds Obligations Global Spectrum	Gestion d'actifs Mercury Canada	CI Global Advisors s.r.l. (William Sterling)

**En attendant l'agrément des organismes de réglementation de Sionna, Mme Shannon sera employée directement par CI.*

Les changements de désignations des fonds sont les suivants :

Ancien nom du fonds	**Nouvelle désignation**
Actions canadiennes	
Fonds Placements canadiens Spectrum	Fonds de placements canadiens CI
Fonds Titres de croissance canadiens Spectrum	Fonds de petites sociétés canadiennes CI
Fonds Participations canadiennes Spectrum	Fonds canadien de participations CI
Fonds Actions canadiennes Spectrum	Fonds d'actions canadiennes CI
Actions mondiales	
Fonds Actions internationales Spectrum	Fonds d'actions mondiales CI
Fonds TACTONICS Spectrum	Fonds TACTONICS CI
Fonds mondial petites sociétés Signature	Fonds mondial de petites sociétés CI
Fonds RER d'actions mondiales CI	Fonds RER mondial CI
Actions américaines	
Fonds Titres valeur américains Spectrum	Fonds de valeur américaine CI
Fonds Titres de croissance américains Spectrum	Fonds de titres de croissance américains CI
Fonds américain petites sociétés Signature	Fonds américain petites sociétés CI
Fonds canadiens équilibrés	
Fonds Répartition stratégique Spectrum	Fonds canadien de répartition stratégique CI
Fonds Placements diversifiés Spectrum	Fonds de placements diversifiés CI
Actions régionales	
Fonds Titres de croissance européens Spectrum	Fonds de titres de croissance européens CI
Fonds Dynastie asiatique Spectrum	Fonds Dynastie asiatique CI
Revenu	
Fonds Dividendes Spectrum	Fonds de dividendes CI

Fonds Obligations à court terme Spectrum	Fonds d'obligations à court terme CI
Fonds Obligations à moyen terme Spectrum	Fonds d'obligations à moyen terme CI
Fonds Obligations à long terme Spectrum	Fonds d'obligations à long terme CI
Fonds REER Obligations internationales Spectrum	Fonds RER d'obligations internationales CI
Fonds d'obligations mondiales CI	Fonds d'obligations mondiales CI
Fonds de revenu canadien CI	Fonds de revenu canadien Signature
Portefeuilles canadiens	
Portefeuille Placements prudents canadiens Spectrum	Portefeuille canadien conservateur CI
Portefeuille canadien équilibré Spectrum	Portefeuille canadien équilibré CI
Portefeuille canadien de croissance Spectrum	Portefeuille canadien de croissance CI
Portefeuille canadien de croissance maximale Spectrum	Portefeuille canadien de croissance maximale CI
Portefeuille Revenu canadien Spectrum	Portefeuille de revenu canadien CI
Portefeuilles mondiaux	
Portefeuille conservateur CI	Portefeuille mondial conservateur CI
Portefeuille équilibré CI	Portefeuille mondial équilibré CI
Portefeuille de croissance CI	Portefeuille mondial de croissance CI
Portefeuille de croissance maximale CI	Portefeuille mondial de croissance maximale CI

CI est une filiale en propriété exclusive de C.I. Fund Management Inc. qui est une société de gestion de placements indépendante, sous contrôle canadien, qui gérait environ 35 milliards d'actifs rapportant des commissions au 31 août 2002. Elle offre le plus vaste choix de fonds de placement de la profession, y compris des fonds communs, des fonds spécifiques à un secteur d'activité, des fonds 100 % admissibles aux REER, des fonds multi-gestionnaires, des fonds distincts et des fonds de couverture.

-30-

Pour de plus amples renseignements, communiquez avec :
Peter W. Anderson
Président,
CI Mutual Funds Inc.
Tél : 416-364-1145

82-4994

CI Funds

TSE Symbol: CIX **FOR IMMEDIATE RELEASE**

CI Funds announces proposed mutual fund mergers

TORONTO (September 6, 2002) – CI Mutual Funds Inc. ("CI") today announced plans to merge several mutual funds, subject to unitholder and regulatory approvals. The proposed reorganization, which follows a careful analysis of CI's overall fund family, will eliminate overlap by merging funds with similar mandates.

"These mergers will simplify choices for investors and result in lower costs for the funds' unitholders," said Peter Anderson, President of CI. "They allow CI to streamline its lineup while continuing to offer an industry-leading selection of mutual funds."

Under the proposal, 33 funds (the "Terminating Funds") will be merged into other funds (the "Continuing Funds"). The details of the proposal are as follows:

Terminating Fund		Continuing Fund
CI Canadian Balanced Fund	→	Signature Canadian Balanced Fund
CI Canadian Growth Fund	→	Signature Select Canadian Fund
CI Canadian Sector Fund	→	Signature Select Canadian Sector Fund
CI Global Business-to-Business (B2B) Sector Fund	→	CI Global Technology Sector Fund
CI Global Business-to-Business (B2B) RSP Fund	→	CI Global Technology RSP Fund
CI Global Focus Value Sector Fund	→	CI Global Value Sector Fund
CI Global Focus Value RSP Fund	→	CI Global Value RSP Fund
CI Latin American Fund	→	CI Emerging Markets Fund
CI Latin American RSP Fund	→	CI Emerging Markets RSP Fund
CI Latin American Sector Fund	→	CI Emerging Markets Sector Fund
Signature Canadian Fund	→	Signature Select Canadian Fund
Signature Canadian Sector Fund	→	Signature Select Canadian Sector Fund
Spectrum Canadian Money Market Fund	→	CI Money Market Fund
Spectrum Canadian Resource Fund	→	Signature Canadian Resource Fund
Spectrum Canadian Small-Mid Cap Fund	→	CI Canadian Small Cap Fund *(formerly Spectrum Canadian Growth Fund)*
Spectrum Emerging Markets Fund	→	CI Emerging Markets Fund
Spectrum Global Bond Fund	→	CI Global Bond Fund *(formerly CI World Bond Fund)*
Spectrum Global Diversified Fund	→	CI International Balanced Fund
Spectrum Global Financial Services Fund	→	CI Global Financial Services Sector Fund
Spectrum RRSP Global Financial Services Fund	→	CI Global Financial Services RSP Fund
Spectrum Global Growth Fund	→	CI Global Small Companies Fund *(formerly Signature Global Small Companies Fund)*
Spectrum RRSP Global Growth Fund	→	CI Global Small Companies RSP Fund *(formerly Signature Global Small Companies*

Terminating Fund		Continuing Fund
		RSP Fund)
Spectrum Global Growth Portfolio	→	CI Global Growth Portfolio *(formerly CI Growth Portfolio)*
Spectrum Global Health Sciences Fund	→	CI Global Health Sciences Sector Fund
Spectrum RRSP Global Health Sciences Fund	→	CI Global Health Sciences RSP Fund
Spectrum Global Telecommunications Fund	→	CI Global Telecommunications Sector Fund
Spectrum RRSP Global Telecommunications Fund	→	CI Global Telecommunications RSP Fund
Spectrum Optimax USA Fund	→	CI American Value Fund *(formerly Spectrum American Value Fund)*
Spectrum RRSP World Equity Fund	→	CI TACTONICS RSP Fund *(formerly Spectrum RRSP TACTONICS Fund)*
Spectrum World Growth Managers Fund	→	CI Global Managers Sector Fund
Spectrum RRSP World Growth Managers Fund	→	CI Global Managers RSP Fund
Spectrum Savings Fund	→	CI Money Market Fund
Spectrum US Dollar Money Market Fund	→	CI US Money Market Fund

Investors in the terminating funds will be asked to approve the mergers at special meetings to be held on or about October 10, 2002. If approved, the mergers will take effect after the close of business on or about October 11, 2002. The mergers also require regulatory approval.

On July 25, 2002, CI's parent company, C.I. Fund Management Inc., completed the acquisition of Spectrum Investment Management Limited, Clarica Diversico Ltd., and the segregated fund businesses of Clarica Life Insurance Company and Sun Life Assurance Company of Canada. The mergers follow a number of portfolio management and fund name changes announced on September 3, 2002.

C.I. Fund Management Inc. is an independent, Canadian-owned investment management company with $35 billion in fee-earning assets as of August 31, 2002. It has the industry's broadest selection of investment funds, including mutual funds, industry-specific funds, 100% RSP-eligible funds, multi-manager funds, segregated funds and hedge funds.

-30-

For further information please contact:

Murray Oxby
Manager, Corporate Communications
CI Mutual Funds Inc.
Tel.: (416) 681-3254

POUR DIFFUSION IMMÉDIATE **Symbole TSE : CIX**

Fonds CI fait part de sa proposition de fusion de fonds mutuels

TORONTO (6 septembre 2002) – CI Mutual Funds Inc. (« CI ») a annoncé aujourd'hui ses projets de fusion de plusieurs fonds mutuels, sous réserve de l'approbation des porteurs de parts et des organismes de réglementation. La réorganisation proposée, qui fait suite à une analyse minutieuse de l'ensemble de la famille de fonds CI, éliminera le chevauchement en fusionnant les fonds ayant des mandats similaires.

« Ces fusions simplifieront les choix des investisseurs et résulteront en des économies pour les porteurs de parts des fonds », a déclaré Peter Anderson, président de CI. « Elles permettront de rationaliser la gamme tout en continuant à proposer une sélection sans égal de fonds mutuels ».

Selon la proposition, 33 fonds («les « fonds clôturés ») seront fusionnés dans d'autres fonds (les « fonds prorogés »). Les détails de la proposition sont les suivants :

Fonds clôturé		**Fonds prorogé**
Fonds équilibré canadien CI	→	Fonds équilibré canadien Signature
Fonds de croissance canadien CI	→	Fonds canadien sélect Signature
Fonds secteur canadien CI	→	Fonds secteur canadien sélect Signature
Fonds secteur entreprise@entreprise mondiale CI	→	Fonds secteur technologies mondiales CI
Fonds RER entreprise@entreprise mondial CI	→	Fonds RER technologies mondiales CI
Fonds secteur objectif valeur mondiale CI	→	Fonds secteur valeur mondiale CI
Fonds RER objectif valeur mondiale CI	→	Fonds RER de valeur mondiale CI
Fonds Amérique latine CI	→	Fonds marchés nouveaux CI
Fonds RER Amérique latine CI	→	Fonds RER marchés nouveaux CI
Fonds secteur Amérique latine CI	→	Fonds secteur marchés nouveaux CI
Fonds canadien Signature	→	Fonds canadien sélect Signature
Fonds secteur canadien Signature	→	Fonds secteur canadien sélect Signature
Fonds Marché monétaire canadien Spectrum	→	Fonds marché monétaire CI
Fonds Ressources canadiennes Spectrum	→	Fonds ressources canadiennes Signature
Fonds PME canadiennes Spectrum	→	Fonds de petites sociétés canadiennes CI *(anciennement Fonds Titres de croissance canadiens Spectrum)*
Fonds Marchés prometteurs Spectrum	→	Fonds marchés nouveaux CI
Fonds Obligations Global Spectrum	→	Fonds d'obligations mondiales CI *(anciennement Fonds Obligations internationales Spectrum)*
Fonds Placements internationaux diversifiés Spectrum	→	Fonds équilibré international CI
Fonds Mondial services financiers Spectrum	→	Fonds secteur services financiers mondiaux CI
Fonds RER mondial Services financiers Spectrum	→	Fonds RER services financiers mondiaux CI
Fonds Titres de croissance internationaux Spectrum	→	Fonds mondial de petites sociétés CI *(anciennement Fonds mondial petites sociétés*

Fonds clôturé		Fonds prorogé
		Signature)
Fonds RER Titres de croissance internationaux Spectrum	→	Fonds RER mondial de petites sociétés CI *(anciennement Fonds RER mondial petites sociétés Signature)*
Portefeuille Titres de croissance internationaux Spectrum	→	Portefeuille mondial de croissance CI *(anciennement Portefeuille de croissance CI)*
Fonds mondial Sciences de la santé Spectrum	→	Fonds secteur sciences de la santé mondiales CI
Fonds REER mondial Sciences de la santé Spectrum	→	Fonds RER sciences de la santé mondiales CI
Fonds Télécommunications mondiales Spectrum	→	Fonds secteur télécommunications mondiales CI
Fonds REER Télécommunications mondiales Spectrum	→	Fonds RER télécommunications mondiales CI
Fonds Optimax USA	→	Fonds de valeur américaine CI *(anciennement Fonds Titres valeur américains Spectrum)*
Fonds REER Actions mondiales Spectrum	→	Fonds RER TACTONICS CI *(anciennement Fonds REER Titres de croissance canadiens Spectrum)*
Fonds Gestionnaires Croissance mondiale Spectrum	→	Fonds secteur gestionnaires mondiaux CI
Fonds REER Gestionnaires Croissance mondiale Spectrum	→	Fonds RER gestionnaires mondiaux CI
Fonds Épargne Spectrum	→	Fonds marché monétaire CI
Fonds Marché monétaire dollars US Spectrum	→	Fonds marché monétaire É-U CI

Il sera demandé aux porteurs de parts des fonds clôturés d'approuver les fusions lors d'assemblées spéciales qui auront lieu aux environs du 10 octobre 2002. Si elles sont approuvées, les fusions entreront en vigueur à la clôture des bureaux de CI aux environs du 11 octobre 2002. Les fusions doivent aussi être approuvées par les organismes de réglementation.

Le 25 juillet 2002, la société mère de CI, C.I. Fund Management Inc., a clôturé l'acquisition de Gestion de Placements Spectrum ltée, de Clarica Diversico ltée et des activités de fonds distincts de la compagnie d'assurance Clarica et de la compagnie d'assurance Sun Life du Canada. Les fusions font suite à un certain nombre de changements de gestionnaires et de désignations de fonds annoncés le 3 septembre 2002.

C.I. Fund Management Inc. est une société de gestion de placements indépendante, sous contrôle canadien, qui gérait 35 milliards d'actifs rapportant des commissions au 31 août 2002. Elle offre le plus vaste choix de fonds de placement de la profession, y compris des fonds communs, des fonds spécifiques à un secteur d'activité, des fonds 100 % admissibles aux REER, des fonds multi-gestionnaires, des fonds distincts et des fonds de couverture.

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Pour de plus amples renseignements, communiquez avec : Murray Oxby, Directeur de la communication, CI Mutual Funds Inc. Tél : (416) 681-3254.

CI Place, 151 Yonge Street, Eleventh Floor, Toronto, Ontario M5C 2W7
Web: www.cifunds.com

82-4994

CI Funds®

news release

TSX Symbol: HYB.UN **FOR IMMEDIATE RELEASE**
September 13, 2002

DDJ CANADIAN HIGH YIELD FUND ANNOUNCES EXPECTED DISTRIBUTION TO UNITHOLDERS

Toronto, September 13, 2002 - DDJ Canadian High Yield Fund (the "Fund") announced today its expected quarterly distribution to unitholders.

Rate:	$0.61 per unit
Payable Date:	October 15, 2002
Record Date:	September 30, 2002

The Fund, managed by CI Mutual Funds Inc., is a closed-end investment trust listed on The Toronto Stock Exchange (HYB.UN) which invests in a diversified portfolio consisting primarily of high yield debt securities issued in the United States market by Canadian corporations.

For further information, contact:

David C. Pauli
CI Mutual Funds Inc.
Tel. No.: (416) 364-1145

j:\cvb\funds\ddj\distrib\2002\ddjsep13.doc

82-4994

CI Funds

FOR IMMEDIATE RELEASE **TSX Symbol: CIX**

CI announces portfolio adviser change to CI TACTONICS Fund

TORONTO (September 17, 2002) – CI Mutual Funds Inc. ("CI") announced today it has appointed Webb Capital Management LLP as the portfolio adviser to CI TACTONICS Fund and its RSP equivalent, effective immediately. Derek Webb, President and CEO of Webb Capital, has been named lead portfolio manager.

Under Mr. Webb, the fund will continue with its unique and successful investment approach, in which a sophisticated proprietary quantitative model is used to allocate assets and capture winning trends in today's global economy. This momentum-based approach has led CI TACTONICS Fund to outperform its benchmark, the MSCI World Index, in 12 of the 16 months since the fund's inception in April 2001.

Webb Capital uses a momentum approach to stock selection in managing the portfolios of CI's Landmark Funds, a family of mutual funds and a hedge fund.

"CI TACTONICS is a good fit with the Landmark Family of Funds, and Mr. Webb is an expert on using quantitative techniques and momentum-based analysis in investing," said Peter W. Anderson, CI President.

CI is a wholly owned subsidiary of C.I. Fund Management Inc., an independent, Canadian-owned investment management company with $35 billion in fee-earning assets as of August 31, 2002. It has the industry's broadest selection of investment funds, including mutual funds, industry-specific funds, 100% RSP-eligible funds, multi-manager funds, segregated funds and hedge funds.

-30-

For further information, contact:
Peter W. Anderson
President
CI Mutual Funds Inc.
Tel.: 416-364-1145

CI Place, 151 Yonge Street, Eleventh Floor, Toronto, Ontario M5C 2W7
Web: www.cifunds.com

82-4994

CI Funds®

news release

TSX Symbol: HYB.UN

FOR IMMEDIATE RELEASE
September 30, 2002

DDJ CANADIAN HIGH YIELD FUND ANNOUNCES DISTRIBUTION TO UNITHOLDERS

Toronto, September 30, 2002 - DDJ Canadian High Yield Fund (the "Fund") announced today its next quarterly distribution to unitholders.

Rate:	$0.61 per unit
Payable Date:	October 15, 2002
Record Date:	September 30, 2002

The Fund, managed by CI Mutual Funds Inc., is a closed-end investment trust listed on The Toronto Stock Exchange (HYB.UN) which invests in a diversified portfolio consisting primarily of high yield debt securities issued in the United States market by Canadian corporations.

For further information, contact:

David C. Pauli
CI Mutual Funds Inc.
Tel. No.: (416) 364-1145

j:\cvb\funds\ddj\distrib\2002\ddjsep30.doc